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                                  FORM 8-A/A

                                AMENDMENT NO. 2

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               U.S. FOODSERVICE
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)

            Delaware                                        52-1634568
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


9755 Patuxent Woods Drive, Columbia, Maryland                   21046
---------------------------------------------              ----------------
   (Address of principal executive offices)                   (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

Securities Act registration statement file number to which this form relates:
___________________ (if applicable)

Securities to be registered  pursuant to Section 12(b) of the Act:

       Title of each class             Name of exchange on which
       to be so registered             each class is to be registered

Preferred Share Purchase Rights        New York Stock Exchange, Inc.
-------------------------------       -----------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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                               (Title of class)

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                               (Title of class)
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Item 1.  Description of Registrant's Securities to be Registered.

      The following summary description of the preferred share purchase rights is not complete and is subject to the provisions of a rights agreement between U.S. Foodservice (formerly JP Foodservice, Inc.) and the rights agent. A copy of the rights agreement as in effect on the date of this amendment is incorporated by reference as an exhibit to this registration statement on Form 8-A.

      Each outstanding share of U.S. Foodservice common stock, par value $.01 per share, has or will have attached to it one preferred share purchase right, which we refer to as a "right." Each right entitles the registered holder of common stock to purchase from U.S. Foodservice, upon the occurrence of specified events, one one-hundredth of a share of Series A Junior Participating Preferred Stock of U.S. Foodservice, which we refer to as the "preferred shares," at a price of $95 per one one-hundredth of a preferred share, subject to adjustment.

      On February 19, 1996, which is the date U.S. Foodservice entered into the rights agreement, the board of directors of U.S. Foodservice declared a dividend of one right for each outstanding share of common stock. The dividend was payable on March 1, 1996 to the stockholders of record on that date.

      Until the distribution date described in the following paragraph, U.S. Foodservice will not issue separate certificates evidencing the rights. Until that date, the rights will be evidenced, with respect to any common stock certificate, by that common stock certificate or, with respect to any common stock certificate outstanding as of March 1, 1996, by that common stock certificate with an attached copy of a summary of the rights.

      The rights will detach from the common stock and a distribution date will occur upon the earlier of the following dates:

  . subject to the exceptions described below, the 10th day following a public announcement that an "acquiring person," which, subject to the exceptions listed in the following sentence, includes a person or "group" of affiliated or associated persons, has acquired beneficial ownership of 10% or more of the outstanding common stock, or

  .  the 10th business day, or a later date determined by the U.S.
     Foodservice board of directors before the time any person or group becomes an acquiring person, following the commencement by any person or group of, or the first public announcement by any person or group of an intention to commence, a tender offer or exchange offer that would result in:

    . beneficial ownership by a person or group of 10% or more of the outstanding common stock, or

    .  any person otherwise being deemed an acquiring person.

The term "acquiring person" does not include U.S. Foodservice, any subsidiary of U.S. Foodservice, any employee benefit plan of U.S. Foodservice or any subsidiary of U.S. Foodservice, or any entity holding common stock for or under an employee benefit plan of U.S. Foodservice or any of its subsidiaries. In addition, a person who would otherwise be an acquiring person will not be considered an acquiring person if the U.S. Foodservice board of directors determines in good faith that such a person inadvertently became the beneficial owner of 10% or more of the common stock and such person divests itself, as promptly as practicable, of beneficial ownership of a sufficient number of shares of common stock so that it would no longer otherwise qualify as an acquiring person.

      References in the preceding paragraph to beneficial ownership of 10% of the outstanding common stock are references to 15% of the outstanding common stock with respect to any person who is eligible to report its beneficial ownership of, or who will or would be eligible upon acquisition of, equity securities of U.S. Foodservice, including common stock, on Schedule 13G under the Securities Exchange Act of 1934, and, without limiting the foregoing, with respect to whom clause (i) of paragraph (b)(l) of Rule 13d-1 under the Securities Exchange Act is true and correct.

     The rights agreement provides that, until the distribution date, or earlier redemption or expiration of the rights, the rights will be transferred with and only with the common stock. Until the distribution date, or earlier redemption or expiration of the rights, new common stock certificates issued after March 1, 1996 upon transfers or new issuances of common stock will contain a notation incorporating the rights agreement by reference, and the surrender for transfer of any certificates for common stock also will constitute the transfer of the rights associated with the common stock represented by that certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date, and the separate right certificates alone will evidence the rights. Only common stock issued before the distribution date will be issued with rights.

      The rights are not exercisable until the distribution date. The rights will expire on February 19, 2006, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by U.S. Foodservice, in each case as described below.

      The purchase price payable for the preferred shares, the number of preferred shares or other securities or property issuable upon exercise of the rights and the number of rights outstanding are subject to adjustment from time to time pursuant to customary antidilution provisions. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right also are subject to adjustment in the event of a dividend on the common stock payable in common stock or subdivisions, combinations or consolidations of the common stock, by reclassification or otherwise than by payment of dividends in common stock, occurring, in any of those cases, before the distribution date.

      Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. If there is a liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. If there is a merger, consolidation or other transaction in which common stock is exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of the dividend, liquidation and voting rights of the preferred shares, the value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock.

      If any person or group becomes an acquiring person, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person, which will thereafter be void, will have the right to receive upon exercise of the right at the then-current exercise price, instead of preferred shares, that number of shares of common stock having a market value of two times the exercise price of the right. If U.S. Foodservice does not have sufficient common stock issued but not outstanding, or authorized but unissued, to permit the exercise in full of the rights, U.S. Foodservice will be required to take all action necessary to authorize additional common stock for issuance upon exercise of the rights. If, after a good-faith effort, U.S. Foodservice is unable to take all necessary action, U.S. Foodservice will substitute, for each share of common stock that would otherwise be issuable upon exercise of a right, a number of preferred shares, or fractional preferred shares, with the same market value as that share of common stock.

      If, after a person or group has become an acquiring person, U.S. Foodservice is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person, which will thereafter be void, will have the right to receive, upon the exercise of the right at its then-current exercise price and instead of preferred shares, that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two times the exercise price of the right.

      The exercise price of a right at any date will be equal to the purchase price at that date multiplied by the number of one one-hundredths of a preferred share for which a right is exercisable at such date.

      At any time after any person or group becomes an acquiring person and before the acquisition by that person or group of 50% or more of the outstanding common stock, the U.S. Foodservice board of directors may exchange the rights, in whole or in part, for common stock at an exchange ratio of one share of common stock for each right, subject to adjustment. The U.S. Foodservice board of directors will not be empowered to exchange the rights owned by the acquiring person or group, which will have become void.

      With specified exceptions, no adjustment in the purchase price for the preferred shares will be required until cumulative adjustments require an adjustment of at least 1% of that purchase price. U.S. Foodservice will not be required to issue fractional preferred shares, other than fractions which are integral multiples of one one-hundredth of a preferred share, which may, at the election of U.S. Foodservice, be evidenced by depositary receipts. Instead of issuing fractional preferred shares, U.S. Foodservice will make an adjustment in cash based on the market price of the preferred shares on the last trading day before the date of exercise.

      Upon approval by its board of directors, U.S. Foodservice may redeem the rights in whole, but not in part, at any time before any person or group becomes an acquiring person, at a nominal price. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors may establish in its sole discretion. Immediately upon the action of the board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of the rights will be to receive the redemption price specified above.

      Until a right is exercised, the holder of the right, in the capacity of a holder, will have no rights as a stockholder of U.S. Foodservice, including, without limitation, the right to vote or to receive dividends. Although the distribution of the rights will not be taxable to stockholders or to U.S. Foodservice, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for common stock of U.S. Foodservice or other consideration, or for common stock of the acquiring company as set forth above.

      The rights agreement may be amended or supplemented by U.S. Foodservice from time to time without the approval of any holders of rights to cure any ambiguity, to correct or supplement any defective or inconsistent provisions, or to make any other provisions with respect to the rights which U.S. Foodservice may deem necessary or desirable, provided that, from and after the time that any person or group becomes an acquiring person, the rights agreement may not be amended in any manner which would adversely affect the interest of the holders of rights.

Item 2.  Exhibits.

         1. Rights Agreement, dated as of February 19, 1996, between U.S. Foodservice and The Bank of New York, as Rights Agent (the "Rights Agreement") (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A dated February 22, 1996).

         2. Amendment No. 1 to Rights Agreement, dated as of May 17, 1996 (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (Commission File No. 333-07321)).

         3. Amendment No. 2 to Rights Agreement, dated as of September 26, 1996 (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Company's Registration Statement on Form S-3 (Commission File No. 333-14039)).

         4. Amendment No. 3 to Rights Agreement, dated as of June 30, 1997 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 2, 1997).

         5. Amendment No. 4 to Rights Agreement. dated as of December 23, 1997 (incorporated by reference to the Company's Current Report on Form 8-K filed on January 7, 1998).

         6. Amendment No. 5 to Rights Agreement, dated as of March 25, 1999 (incorporated by reference to the Company's Current Report on Form 8-K filed on March 26, 1999).

         7. Amendment No. 6 to Rights Agreement, dated as of April 22, 1999 (incorporated by reference to the Company's Current Report on Form 8-K filed on April 22, 1999).





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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             U.S. FOODSERVICE


                                             By:  /s/  David M. Abramson
                                                  ----------------------------
                                                  David M. Abramson
                                                  Executive Vice President and
                                                   General Counsel

Date:  June 25, 1999